

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2013

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1A2

      Re: **The Toronto-Dominion Bank**
               Form 40-F for the Fiscal Year Ended October 31, 2012
               Filed December 6, 2012
               File No. 1-14446

Dear Ms. Johnston:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Stephanie J. Ciboroski

                                       Stephanie J. Ciboroski
                                       Senior Assistant Chief Accountant